Response Biomedical To Present Two International Studies
At Tenth Congress of Chest Pain Centers

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, April 25, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced that it is presenting data from two international studies at the Tenth Congress of Chest Pain Centers – The Chest Pain Center – A Team Approach in ACS Care, April 25-28, 2007 in Nashville, TN. The studies, conducted in France and Italy, both concluded that the RAMP® NT-proBNP assays evaluated performed equivalently to the local laboratory systems.

“Clinical Utility of the RAMP Whole Blood NT-proBNP Assay for the Exclusion of Acute Heart Failure” showcases data from a clinical trial conducted at the Laboratoire de Biochimie Générale et Spécialsée, Hôpital Civil, Strabourg, France. The aim of the study was to compare the RAMP point-of-care (POC) and laboratory based Dade Dimension RxL systems for measurement of NT-proBNP levels in patients suspected of having heart failure (HF). Clinical concordance analysis showed excellent clinical agreement between the RAMP and the Dimension RxL. The RAMP NT-proBNP whole blood assay was shown to be an accurate indicator that can be used to rule out acute HF in the trial’s patient population, with results comparable to the Dimension RxL, laboratory analyzer. With results available in 15 minutes, the RAMP NT-proBNP Assay allows for rapid initiation of appropriate patient treatment.

“Evaluation of RAMP Whole Blood Analyzer for POC Troponin I (TnI) and NT-proBNP Testing” outlines data from a clinical trial conducted at the Laboratorio di Chimica Clinica ed Ematologia, Ospedale S. Bortolo, Vicenza, Italy. The study evaluated the performance of the RAMP POC whole blood tests for TnI and NT-proBNP for the accurate and rapid measurement of bio-markers to aid in the diagnosis of cardiovascular disease. Both RAMP assays showed strong correlation with the respective laboratory assays (NT-proBNP R=0.945 and 0.981 for TnI and NT-proBNP respectively). Clinical concordance between the RAMP POC and the laboratory systems was 87% for TnI and 97.6% for NT-proBNP. The posters will be available on our Web site at www.responsebio.com later today.

About the Tenth Congress of Chest Pain Centers
The Congress is the premier educational forum for coronary healthcare professionals in the developing discipline of chest pain management.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new

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paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staph A and Flu A/B Tests are now underway, with commercialization expected in 2007.

In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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